Corporate Communications                         Exhibit 99.1
_________________________________________________________________________________________

Moody’s Investors Service upgrades senior unsecured rating of CNH Industrial N.V. from Baa3 to Baa2

London, February 28, 2022

CNH Industrial (NYSE: CNHI / MI: CNHI), announces that on February 25, 2022, Moody’s Investors Service upgraded the senior unsecured rating of CNH Industrial N.V. and its subsidiaries CNH Industrial Capital LLC, CNH Industrial Finance Europe S.A., CNH Industrial Capital Australia Pty. Limited and CNH Industrial Capital Canada Ltd. from Baa3 to Baa2. The outlook is stable.

CNH Industrial (NYSE: CNHI / MI: CNHI) is a world-class equipment and services company. Driven by its purpose of Breaking New Ground, which centers on Innovation, Sustainability and Productivity, the Company provides the strategic direction, the Company provides the strategic direction, R&D capabilities, and investments that enable the success of its five core Brands: Case IH, New Holland Agriculture and STEYR, supplying 360° agriculture applications from machines to implements and the digital technologies that enhance them; and CASE and New Holland Construction Equipment delivering a full lineup of construction products that make the industry more productive. Across a history spanning over two centuries, CNH Industrial has always been a pioneer in its sectors and continues to passionately innovate and drive customer efficiency and success. As a truly global company, CNH Industrial’s 35,000+ employees form part of a diverse and inclusive workplace, focused on empowering customers to grow, and build, a better world.

For more information and the latest financial and sustainability reports visit: cnhindustrial.com

For news from CNH Industrial and its Brands visit: media.cnhindustrial.com

Contacts:

Corporate Communications
Email: mediarelations@cnhind.com

Investor Relations
Email: investor.relations@cnhind.com

CNH Industrial N.V. Corporate Office: 25 St James’s Street London, SW1A 1HA